[Chapman and Cutler LLP Letterhead]

August 1, 2025

VIA EDGAR CORRESPONDENCE

Daniel Greenspan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Greenspan,

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 30, 2025 (the “Registration Statement”). The Registration Statement relates to the Amplify SILJ Covered Call ETF (a “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the applicable Registration Statement. References to a “Fund” and to changes to be made to a Fund’s Registration Statement shall be deemed to refer to each Fund unless otherwise stated below.

Comment 1 – Principal Investment Strategies

The section entitled “Principal Investment Strategies” states that there is no guarantee that the Fund will achieve the Target Option Premium in any given investment period. Please revise the disclosure to also clearly note that there is no guarantee that the Fund will make a distribution.

Response to Comment 1

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund expects to make distributions from the income generated from its call writing strategy on a monthly basis; however, there is no guarantee that the Fund will make a distribution in any given period.

Comment 2 – Principal Investment Strategies

Please revise the disclosure to make clear that the Target Option Premium is not intended to be a projection of the Fund’s return.

Response to Comment 2

In accordance with the Staff’s comment, the following disclosure has been added to the section entitled “Principal Investment Strategies:”

The Target Option Premium is not a projection or guarantee of the Fund’s future performance or total return.

Comment 3 – Principal Investment Strategies

Please revise the disclosure in the section entitled “Principal Investment Strategies” to disclose that distributions to the Fund’s shareholders may be treated as return of capital.

Response to Comment 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Fund currently expects to make distributions on a monthly basis, a portion of which may be considered return of capital. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital.

The Registrant also refers the Staff to the “Distribution Tax Risk,” which discusses this possible tax treatment in further detail.

Comment 4 – Principal Investment Strategies

Please revise the disclosure in the section entitled “Principal Investment Strategies” to make clear that while the Target Option Premium remains constant, the amount of distribution may vary depending on the changes in the Fund’s net asset value (“NAV”) over time.

Response to Comment 4

In accordance with the Staff’s comment, the disclosure has been revised as follows:

While the Fund seeks to generate the Target Option Premium, the actual premium earned during a one-year period will depend on the NAV of the Fund at the time the options are sold. The amount of premium the Fund receives for writing options is directly related to the value of the underlying assets, as represented by the Fund’s NAV. When the Fund’s NAV is higher, the notional value of the options sold is greater, which generally results in higher option premiums. Conversely, when the Fund’s NAV is lower, the notional value of the options is reduced, resulting in lower premiums received. The Target Option Premium is calculated based upon the NAV of the Fund at the time the weekly option contracts are entered into and assumes the NAV will remain constant over a one-year period. However, the Fund’s NAV is expected to fluctuate over time due to market conditions, volatility and other factors. Accordingly, the actual option premium received by the Fund over the course of any year may be greater or less than the Target Option Premium, depending on changes in the Fund’s NAV over time. If the NAV of the Fund remains level or decreases during any one-year period, the annualized premium generated by the Fund may be significantly less for that time period. As a result, the amount of distributions paid to shareholders may vary from year to year, depending on the actual option premium received by the Fund.

Comment 5 – Principal Investment Strategies

The Staff notes the column under “Covered Call Writing” states, “Call options are sold out-of-the-money (i.e., the strike price is above the strike price of the corresponding sold call) to generate an annualized premium of 18%.” Please revise this language to mirror the language used earlier in the section.

Response to Comment 5

In accordance with the Staff’s comments, the disclosure has been revised as follows:

Call options are sold out-of-the-money (i.e., the strike price is above the strike price of the corresponding sold call) at a level sufficient to generate 1.5% monthly (18% annualized) option premium.

Comment 6 – Principal Investment Strategies

The Staff notes that the Fund’s 80% investment policy states that “The Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in financial instruments that provide investment exposure to Equity Securities held by the SILJ ETF.” Please supplementally confirm that the Fund’s exposure to the Silver Price is outside of the Fund’s 80% investment policy.

Response to Comment 6

The Registrant confirms that while the Fund’s notional exposure to the Silver Price may be material at times given market conditions, the Fund’s exposure to the Silver Price is outside of the Fund’s 80% investment policy.

Comment 7 – Principal Investment Strategies

Please supplementally explain to the Staff what assumptions are being made, or are otherwise necessary, in order for the Fund to generate the Target Option Premium. For example, does the Fund account for any offsetting effects, such as options that expire unexercised or situations where the premiums received are offset by a decrease in the Fund’s NAV?

Response to Comment 7

In order for the Fund to generate the Target Option Premium, the Fund assumes that it will write call options on at least 90% of its long holdings, substantially covering its portfolio. The options written are typically out-of-the-money (OTM), generally ranging from 5% to 20% OTM, which is intended to balance the potential for premium income with the likelihood of the options being exercised. The Fund’s modeling to achieve the Target Option Premium has been conducted across a variety of market environments, including periods of low and high volatility, to ensure that the target is reasonably attainable under different market conditions. These factors are incorporated into the Fund’s modeling and assumptions to provide a realistic expectation of its ability to generate the Target Option Premium.

Comment 8 – Principal Investment Strategies

Please revise the disclosure to include a brief description of a junior silver mining company.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment.

Comment 9 – Principal Investment Strategies

Please supplementally explain in detail how the monthly and annualized target in the Fund’s strategy is reasonable under current and anticipated market conditions. Further, please confirm that the Fund will revise its name and strategy should market conditions change such that achieving the target is no longer reasonable.

Response to Comment 9

The Registrant confirms that the Adviser has performed an analysis of the options premium income that it reasonably believes will be available to the Fund. As noted above in response to comment no. 7, the Fund’s modeling to achieve the Target Option Premium has been conducted across a variety of market environments, including periods of low and high volatility, to ensure that the target is reasonably attainable under different market conditions.

The Registrant further confirms it will periodically assess the reasonableness of the target and the Fund will revise its strategy should market conditions change such that achieving the stated target is no longer reasonable.

Comment 10 – Principal Investment Strategies

Please clarify whether the Fund is targeting a specific rate of distribution to shareholders as distinguished from the Target Option Premium.

Response to Comment 10

The Fund is not targeting a specific rate of distribution. While the total distributions paid to shareholders will not be identical to the Target Option Premium, the other sources of income (such as dividends and interest earned on U.S. Treasuries) are not expected to be material as compared to the Target Option Premium.

Comment 11 – Principal Investment Strategies

Please supplementally confirm if the Fund intends to use the income derived from the income component of its strategy for purposes other than making distributions to shareholders. If so, please describe what those other uses would be.

Response to Comment 11

The Registrant confirms that the income derived from the income component of its strategy will only be used to make distributions to shareholders.

Comment 12 – Principal Investment Strategies

Please supplementally confirm whether the Fund anticipates writing call options in amounts that exceed its physical and synthetic long positions. If so, would these be considered uncovered calls? Under what circumstances might the Advisor engage in writing uncovered calls?

Response to Comment 12

The Fund confirms that it does not intend to write call options in amounts that exceed its physical and synthetic long positions.

Comment 13 – Principal Investment Strategies

Please briefly explain the relationship between the fluctuations in the Fund’s NAV and the premium income generated such that the amount of premium earned depends on the NAV at the time the options are sold.

Response to Comment 13

Please refer to the Fund’s response to comment no. 4 above for the revised disclosure.

Comment 14– Principal Risks

Please add disclosure to the section entitled “Principal Risks” to clarify that notwithstanding the distributions of premium income, shareholders can still experience a loss if the Fund’s investment holdings perform poorly.

Response to Comment 14

The disclosure has been revised in accordance with the Staff’s comment.

Comment 15 – Additional information

Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per Item 9(b) of Form N-1A.

Response to Comment 15

The Fund believes that the investment strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension. The Fund believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund.

Comment 16 – Statement of Additional Information

The Staff notes that fundamental policy (7) states: “The Fund will not concentrate its investments in securities of issuers in any industry, as the term “concentrate” is used in the 1940 Act. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.”

(a)	Please confirm if this fundamental policy is accurate with respect to the Fund’s strategy.

(b)	Please also revise “industry” in the above-referenced fundamental policy to refer to “industry or group of industries.”

Response to Comment 16

In accordance with the Staff’s comment, fundamental policy (7) has been revised as follows:

The Fund will not concentrate its investments in securities of issuers in any industry or group of industries, as the term “concentrate” is used in the 1940 Act, except to the extent the SILJ Index concentrates in any industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

Comment 17 – Statement of Additional Information

If applicable, please file any licensing agreement or sub-licensing agreement as an exhibit.

Response to Comment 17

The Registrant confirms that the above-referenced agreements are not applicable to the Fund.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren